FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
FIRST QUARTER EARNINGS RELEASE AND CONFERENCE CALL
Thursday, July 5, 2007 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

Vancouver, Canada, July 2, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, today announced that it will release first quarter earnings, before North American markets open, on the morning of Thursday, July 5, 2007.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Thursday, July 5, 2007 at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL: 1-416-850-9144.

If you are unable to participate during the live conference call, the call will be archived for 30 days. To hear a replay of the call, please visit the Company’s website at www.LBIX.com or dial 1-416-915-1035 and reference the passcode 878910.

The Company also announced that Mr. Peter Buckley has retired from the Company’s board of directors after almost 10 years of uninterrupted service. Mr. Buckley’s decision arose from his need to devote more time to his recently expanded private business interests.

Leading Brands Chairman and CEO Ralph D. McRae said: “Peter is a great friend and has been an avid supporter of Leading Brands for almost a decade. He helped guide us from a regional distributor and bottler of other people’s products to a North American-wide branded beverage company. His advice and direction will be sorely missed and I know that I join everyone at Leading Brands in wishing him all the best in his future endeavors.”

The Company will conduct a search for a replacement during the Summer.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.
This news release is available at www.LBIX.com